UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER O-6933
                                                    CUSIP NUMBER 132008

                                      FORM 10-QSB


For Period Ended:                     March 31, 2002


PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:               CAMBEX CORPORATION
Address of Principal Executive Office
 (Street and Number):                   360 SECOND AVENUE

City, State and Zip Code:              WALTHAM, MA  02451

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[]  (c)  The accountant's statement or other exhibit required by Rule
         12b-25 has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Form 10-QSB for the period ended March 31, 2001 cannot be filed within the prescribed time period because additional time is required for consolidation and inclusion of disclosure of information regarding Super PC Memory, Inc. which was acquired during the quarter and professional review of the document for completeness and compliance with Securities and Exchange Commission Rules and Regulations. It is anticipated that filing will be completed prior to the fifth calendar day following the prescribed due date.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Joseph F. Kruy            781-890-6000

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify report(s). [X]Yes []No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes  [ ]No



     Due to the inclusion of Super PC Memory, Inc. as of March 12, 2002, we expect to report revenue of approximately $2M for the quarter ended March 31, 2002. We expect to report a loss for the quarter.

                            CAMBEX CORPORATION
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2002                  By: /s/ Joseph F. Kruy
                                        Joseph F. Kruy
                                        President